UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

TransDigm Group Incorporated
(Exact name of registrant as specified in its charter)

Delaware	001-32833	41-2101738
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1301 East 9th Street, Suite 3000, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

(216) 706-2960
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosures and Report
The description of TransDigm Group Incorporated's (the "Company's") reasonable country of origin inquiry process and the results of the Company's inquiry are included in the Conflict Minerals Report, attached as Exhibit 1.01 to this Form SD.
A copy of the Company’s 2021 Form SD and Conflict Minerals Report is available on the Company's website at www.transdigm.com/about-us/conflict-minerals/. The information contained on the Company's website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.
Item 1.02 – Exhibit
TransDigm Group Incorporated’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits
Item 2.01 – Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRANSDIGM GROUP INCORPORATED

By:	/s/ Halle Fine Martin
Halle Fine Martin
General Counsel, Chief Compliance Officer and Secretary

Date: May 24, 2022